EXHIBIT 7.1

                 THE MILLERS MUTUAL FIRE INSURANCE COMPANY
                            300 BURNETT STREET
                       FORT WORTH, TEXAS  76102-2799


                         March 11, 1998


Board of Directors
Fort Bend Holding Corp.
3400 Avenue H
PO Box 951
Rosenberg, Texas  77471

Ladies and Gentlemen:

     This letter expresses the intent of The Millers Mutual Fire Insurance Company, a Texas insurance company ("Millers") and Fort Bend Holding Corp., a Delaware corporation ("Fort Bend"), whereby a Texas corporation to be formed and wholly owned by Millers ("Newsub") would be merged with and into Fort Bend upon the terms and conditions outlined below.

     1. MERGER. In the merger (the "Merger"), Newsub would be merged with and into Fort Bend, which would be the surviving corporation. In the Merger, Fort Bend common stock outstanding would be converted into the right to receive cash, and Millers' shares in Newsub would be converted into shares of Fort Bend. As a result of the Merger, Fort Bend would become a wholly-owned subsidiary of Millers.

     2. Millers anticipates a value of from $28 to $32 per share to Fort Bend Stock holders in the Merger.

     3. MERGER AGREEMENT. The Merger will be subject to the terms and conditions of a definitive merger agreement (the "Agreement") to be negotiated between the parties. The Agreement will include:

               a. customary representations and warranties on behalf of Millers, Fort Bend and Newsub.

               b. customary closing conditions, including any necessary stockholder approvals, the absence of any material adverse changes or of any material breach of any representation, warranty or covenant, and compliance with applicable regulatory requirements, including applicable federal and state banking or savings and loan regulatory requirements, state insurance regulatory requirements, and filing and waiting period requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

               c. satisfactory completion by Millers of all due diligence activities with respect to Fort Bend and its subsidiaries.

     4. CLOSING. The closing shall take place as soon as practicable after the receipt of all required stockholder and regulatory approvals.

     5. BUSINESS. Between the date of this Letter of Intent and the execution of the Agreement, Fort Bend and its subsidiaries will conduct their business and affairs only in the ordinary and usual course of business, and shall not declare or pay any dividends, issue any securities, or change their Certificate of Incorporation or Bylaws, unless mutually agreed to.

     6. INFORMATION AND INSPECTION. Between the date of this Letter of Intent and the execution of the Agreement, Fort Bend shall cooperate fully and will provide Millers with access to all records and other information concerning the business and operations of Fort Bend and its subsidiaries.

     7. CONFIDENTIALITY. Neither Fort Bend nor Millers shall disclose to third parties any data or information obtained during the course of the review contemplated by this Letter of Intent until such time as such information is otherwise publicly available, except to their financial advisors, lawyers and accountants and except as may be required by law.

     8. EXCLUSIVE NEGOTIATION. The parties shall negotiate in good faith and use their best efforts to execute and deliver the Agreement as soon as practicable. Until May 31, 1998 or the execution and delivery of the Agreement, whichever is the sooner to occur, Fort Bend will not enter into any agreement, understanding, or negotiation with any third party relating to a merger, or the sale of capital stock or assets of Fort Bend or its subsidiaries without notifying Millers at the onset of such negotiation, and prior to entering into any agreement or understanding, disclosing the terms of the proposed transaction to Millers and allowing Millers to make a counteroffer. If such a transaction occurs, Fort Bend agrees to pay all of Millers' fees and expenses (including financial advisory and legal fees and expenses) incurred by Millers to the date of such notification.

     9. EXPENSES. Except as provided in paragraph 8, each party hereto will be responsible for its own costs and expenses incurred by it with respect to the transactions contemplated herein and all investigations, appraisals, inspections and proceedings in connection therewith, including fees and expenses of attorneys, accountants, appraisers, bankers and other third parties for which such party has contracted.

     10. BROKERS. Neither Fort Bend nor Millers shall authorize any person or entity, to act as a broker or finder or in any similar capacity in connection with the Merger in such a manner as to give rise to valid claims against Fort Bend or Millers for any broker's or finder's fees or similar fees or expenses.

     11. TERMINATION. This Letter of Intent notwithstanding, if the Agreement is not executed on or before May 31, 1998, either party hereto may thereafter abandon the Merger provided for herein and the covenants made herein (other than the covenants set forth in paragraphs 7 and 9 and the last sentence of paragraph 8) without liability of such party to the other party.

     12. NOT A BINDING AGREEMENT. The Merger is subject to the satisfaction of all of the conditions contained herein; notwithstanding the foregoing, this Letter of Intent constitutes a binding agreement of the parties as to paragraphs 7, 8, 9 and 10 hereof.

     If the foregoing proposal is acceptable to Fort Bend, we request that Fort Bend indicate its approval by signing this letter where indicated below and returning it to the undersigned by fax at (817) 348-3765.

     We believe that time is of the essence with respect to this matter. Accordingly, we request that Fort Bend respond no later than 12:00 noon Fort Worth, Texas time, on March 20, 1998 at which time the proposal will expire unless previously accepted. Millers would be prepared to commence due diligence activities on March 23, 1998.

     We look forward to hearing from you.


                              Sincerely yours,

                              THE MILLERS MUTUAL FIRE INSURANCE COMPANY

                              By:
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                              Name:
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                              Title:
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ACCEPTED and AGREED to this
       day of March, 1998.
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FORT BEND HOLDING CORP.

By:
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Name:
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Title:
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